

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

December 1, 2014

<u>Via E-mail</u>
Mr. James M. Heaney
  Chief Financial Officer
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida  32819

> **Re:     SeaWorld Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 21, 2014**
> **File No. 1-35883**

Dear Mr. Heaney:

       We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Andrew Mew

                                   Andrew Mew
                                   Senior Assistant Chief Accountant